EFT BioTech Holdings, Inc. is a holding company and conducts its business through the operations of EFT BioTech, Inc. and its wholly-owned subsidiary, EFT Limited (BVI).  EFT Limited (BVI) also has four wholly-owned subsidiaries: EFT, Inc., Top Capital, Ltd. (BVI), EFT (HK), Ltd. and EFT International Ltd. (BVI).

On October 25, 2008, EFT Investment Co., Ltd., a wholly-owned subsidiary of EFT BioTech Holdings, Inc. formed in Taiwan, completed the acquisition of 58,567,750 shares of common stock of Excalibur International Marine Corporation (“Excalibur”), representing approximately 49% shares of issued and outstanding shares of Excalibur, for an aggregate purchase price of USD $19,193,000.